

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

October 6, 2010

Lewis Chew
Chief Financial Officer
National Semiconductor Corporation
2900 Semiconductor Drive
P.O. Box 58090
Santa Clara, CA 95052-8090

>   **Re: National Semiconductor Corporation**
>   **Form 10-K for the Fiscal Year Ended May 30, 2010**
>   **Filed July 20, 2010**
>   **File No. 001-05672**

Dear Mr. Chew

        We have reviewed your response letter dated October 1, 2010 and additional filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 30, 2010

Item 11. Executive Compensation, page 89

1.   Please expand your analysis in your response to prior comment 2 to discuss Compliance
        and Disclosure Interpretation 117.06 available on our web site at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. If you have not
        provided complete disclosure in the summary compensation table, please tell us how you
        intend to address this issue.

2.   We note your response to prior comment 3 that you will discuss in future filings how the
        base salary of each named executive officer is determined and your proposed disclosure.
        Rather than providing generic disclosure about the process for setting base salary as
        described in your proposed disclosure in the second paragraph of your response, your
        disclosure should identify with specificity how the committee set each individual
        officer's base salary including an analysis of the factors of such decisions. Please tell us
        how such disclosure will appear in future filings specifically identifying each individual
        officer's salary determination process.

        You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Jay Webb,
Accounting Reviewer, at (202) 3603 if you have questions regarding comments on the financial
statements and related matters. Please contact Allicia Lam at (202) 551-3316 or Jay Mumford at
(202) 551-3637 if you have questions on other comments. In this regard, do not hesitate to
contact me at (202) 551-3212 with any questions.

                                                Sincerely,

                                                Jeff Jaramillo
                                                Accounting Branch Chief